Exhibit 3.1

AMENDMENT NO.1 TO THE

BYLAWS

OF

FUNCTIONAL BRANDS INC.

This Amendment No. 1 to the Bylaws (the “Bylaws”) of Functional Brands Inc., a Delaware corporation (the “Company”) is made as of this 1st day of February, 2026.

1. The Bylaws are hereby amended by replacing Section 2.7(a) of the Bylaws with the following:

“A quorum at any annual or special stockholder meeting consists of stockholders representing, either in person or by proxy, at least thirty-three and four-tenths percent (33.4%) of the Corporation’s outstanding capital stock entitled to vote at any such meeting.”

2. Except as specifically amended herein, the Bylaws of the Company shall remain unchanged and in full force and effect.

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